CONSENT of AUTHOR

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Government of Yukon (Department of Community Services)
Government of Northwest Territories (Department of Justice)
Government of Nunavut (Department of Justice)

I, Mark Lyndhurst Owen, BSc, MSc, CGeol, EurGeol, FGS do consent to the filing of the written disclosure of the technical report titled "Technical Report on the Al justrel Mine, Southern Portugal" and dated 10th October, 2007 Ref WAI/61-0465 (the "Technical Report") and any extracts from or a summary of the Technical Report in the press release dated 10th October, 2007 of Lundin Mining, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the press release dated 10th October, 2007 of Lundin Mining contains any misrepresentation of the information contained in the Technical Report.

Date

10th October, 2007

Signature

Name

M L Owen

Wardell Armstrong International Ltd, Wheal Jane, Baldhu, Truro, Cornwall, TR3 6EH, UK
Tel+ 44 (0) 1872 560738 Fax + 44 (0) 1872 561079 Web //www.wardell-armstrong.com
Registered Office Sir Henry Doulton House, Forge Lane, Stoke on Trent, Staffordshire. ST1 5BD. Company No 3813172

CONSENT of AUTHOR

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Government of Yukon (Department of Community Services)
Government of Northwest Territories (Department of Justice)
Government of Nunavut (Department of Justice)

I, D Chilcott (ACSM), FIMMM, do consent to the filing of the written disclosure of the technical report titled "Technical Report on the Al justrel Mine, Southern Portugal" and dated 10th October, 2007 Ref WAI/61-0465 (the "Technical Report") and any extracts from or a summary of the Technical Report in the press release dated 10th October, 2007 of Lundin Mining, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the press release dated 10th October, 2007 of Lundin Mining contains any misrepresentation of the information contained in the Technical Report.

Date

10th October, 2007

Signature

Name

D Chilcott

Wardell Armstrong International Ltd, Wheal Jane, Baldhu, Truro, Cornwall, TR3 6EH, UK
Tel+ 44 (0) 1872 560738 Fax + 44 (0) 1872 561079 Web //www.wardell-armstrong.com
Registered Office Sir Henry Doulton House, Forge Lane, Stoke on Trent, Staffordshire. ST1 5BD. Company No 3813172